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                                                      Page 1 of 9 pages


                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                     National Gypsum Company
                        (Name of Issuer)

                   Common Stock, $.01 par value
                  (Title of Class of Securities)

                             636317109
                          (CUSIP Number)


               Marion A. Cowell, Jr., First Union Corporation,
     One First Union Center, Charlotte, NC 28288 (704) 374-6828
   (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)



                            December 13, 1994
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                          This document contains 9 pages.
                        The exhibit index begins on page 5.
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                                      SCHEDULE 13D

CUSIP NO. 636317109                                  PAGE 2 OF 9 PAGES


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FIRST UNION CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [(Check Mark)]
                                                             (b) [ ]


3   SEC USE ONLY



4   SOURCE OF FUNDS

    WC, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                        [ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NC

7   SOLE VOTING POWER

    820,735

8   SHARED VOTING POWER

    0

 NUMBER OF
   SHARES
BENEFICIALLY
 OWNED BY
   EACH
  PERSON
   WITH


9    SOLE DISPOSITIVE POWER

     813,735

10   SHARED DISPOSITIVE POWER

     5,500


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     820,735

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.0%

14   TYPE OF REPORTING PERSON

     CO
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                                                           Page 3 of 9 pages

       PRELIMINARY STATEMENT

  This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on November 23, 1994, as amended (the "Statement"), with respect to the shares of Common Stock, $.01 par value per share (the "Common Stock"), of National Gypsum Company, a Delaware corporation (the "Issuer"), by First Union Corporation (the "Reporting Person"). Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement. Information contained herein with respect to persons other than the Reporting Person has been obtained from public filings under the Securities Exchange Act of 1934, as amended, or has been provided to the Reporting Person by the relevant party. The Reporting Person has not independently verified and assumes no responsibility for the accuracy or completeness of such information.

Item 4.  Purpose of Transaction.

  Delcor has reported in a Schedule 13D filing with the Securities and Exchange Commission that on December 12, 1994, Delcor received a letter from the Issuer setting forth the response of the Special Committee of the Issuer's Board of Directors to Delcor's proposal to acquire all remaining
shares of Common Stock in a cash merger for $43.50  per  share.    A  copy  of
such letter is filed as Exhibit 7 hereto and is incorporated by reference herein. In addition, on December 13, 1994, Delcor issued a press release indicating that it is giving careful consideration to the Issuer's response and is continuing at this time with the investigation and analysis of an acquisition of the Issuer. A copy of such press release is filed as Exhibit 8 hereto and is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

   The  letter from the Issuer to Delcor dated December 12, 1994 is filed as
Exhibit 7 hereto.   The press release of Delcor issued on December 13, 1994
is filed as Exhibit 8 hereto.

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                                                     Page 4 of 9 pages

  Signatures.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 15, 1994







                      FIRST UNION CORPORATION


                      By:    /s/ W. Barnes Hauptfuhrer
                                 W. Barnes Hauptfuhrer
                                 Senior Vice President


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                                                    Page 5 of 9 pages


                     EXHIBIT INDEX


                                                                SEQUENTIALLY
EXHIBIT     TITLE                                               NUMBERED PAGE
  1*        Certain information regarding the directors
            and executive officers of First Union
            Corporation
  2*        Commitment letter of First Union Corporation and
            First Union National Bank of North Carolina
            dated November 15, 1994 addressed to Delcor, Inc.
  3*        Letter dated November 15, 1994 from Delcor, Inc.
            to the Board of Directors of National Gypsum Company
            setting forth the terms of a proposed merger
            between a company to be formed by Delcor, Inc.
            and National Gypsum Company
  4*        Commitment letter of NationsBank Corporation and
            NationsBank of North Carolina, N.A.  dated
            November 15, 1994 addressed to Delcor, Inc.
  5*        Certain information regarding Delcor, Inc.
  6*        Certain information regarding NationsBank
            Corporation
  7         Letter dated December 12, 1994 from National                   6
            Gypsum Company to Delcor, Inc.

  8         Press release dated December 13, 1994 issued                   8
            by Delcor, Inc.

_________________________
*  Previously filed